Reply to the Attention of	Michael Shannon
Direct Line	(604) 893-7638
Direct Fax	(604) 685-7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	1013719-267267
Date	September 16, 2021

Via EDGAR correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America  20549

Attention:        Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:

Bright Minds Biosciences Inc.

Amendment No. 3 to Registration Statement on Form 20-FR12G

Filed August 27, 2021

File No. 000-56296

Response Letter to SEC Comments of September 15, 2021

 We are counsel for and write on behalf of Bright Minds Biosciences Inc. (the "Company") in response to the Staff's letter of September 15, 2021 (the "Fourth Comment Letter") from the Division of Corporate Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the "Commission").

 On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, Amendment No. 4 to the Company's registration statement on Form 20-FR12G filed June 17, 2021 (the "Form 20-FR12G Fourth Amendment").

 On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Fourth Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Fourth Comment Letter. We confirm that the disclosure changes described hereinbelow have been made in the Form 20-FR12G Fourth Amendment as filed with the Commission.

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September 16, 2021 Page 2

Commission Comment:

Amendment No. 3 to Registration Statement on Form 20-F

Principal Products, page 19

1. Please revise the study outcome descriptions in the table presenting your preclinical trials to disclose your objective observations from the trials without concluding that the product candidate was effective or had an impact on the observed results. Any conclusions regarding efficacy are within the sole authority of the FDA. For example, you may indicate that test subjects treated with your product candidate experienced 47% fewer binge eating episodes than those participants that were not treated with your product candidate. However, stating that the product candidate suppressed the number of binge eating episodes by 47% presents an inappropriate statement about the efficacy of the product candidate. Please review the description of the study outcomes and revise the descriptions of the outcome accordingly.

Company Response:

The Company has revised its disclosure in response to this comment by revising the study outcome descriptions in the table presenting its preclinical trials to disclose objective observations without concluding that the product candidate was effective or had an impact on the observed results on page 22 of the Form 20-FR12G Fourth Amendment.

On behalf of the Company we sincerely hope and trust that the foregoing and the Form 20-FR12G Fourth Amendment is clear and satisfactory in this matter and truly responsive to the Commission's Fourth Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer at (604) 893-7638 or Sasa Jarvis at (778) 328-1489 of our offices at any time.

 On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure
cc: The Company; Attention: Ian McDonald (CEO) and Ryan Cheung (CFO)

* Law Corporation